Exhibit 99.1

PRESS RELEASE

Brookfield Asset Management Reports Third Quarter 2015 Results
Net Income of $5.2 Billion on Last Twelve Months Basis; $845 Million in Third Quarter
Funds From Operations of $501 Million or $0.48 per share

TORONTO, November 6, 2015 – Brookfield Asset Management Inc. (NYSE: BAM, TSX: BAM.A, Euronext: BAMA) today announced financial results for the quarter ended September 30, 2015.

“Our businesses are performing well and we are expanding our global real asset management franchise with the planned launch of Brookfield Business Partners, as well as major developments and significant transactions across all our platforms,” said Brookfield CEO Bruce Flatt. “Our clients continue to allocate significant capital to real assets, and we are using our global scale and value approach to invest in attractive opportunities on their behalf.”

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Net income increased to $5.2 billion on a last twelve months (“LTM”) basis and totalled $845 million, or $0.26 per share, during the third quarter. Net income for the nine months was $3.5 billion. Net income continues to benefit from favourable operating results and increases in the value of commercial property assets, although gains in the third quarter were lower than those experienced in the third quarter of 2014.

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Funds from operations (“FFO”) for Brookfield shareholders during the quarter totalled $501 million, or $0.48 per share, representing 10% growth excluding realized disposition gains and carried interests. We experienced favourable operating results across virtually all of our businesses, reflecting the contribution from recent acquisitions and other growth initiatives and improved pricing and volumes at many of our operations. Our share of disposition gains on the sale of mature assets was $88 million in the quarter, resulting in the realization of $15 million of accumulated carried interest. The comparative quarter in 2014 included $202 million of disposition gains.

•	Fee-bearing capital increased by $10.4 billion year over year. This contributed to a 24% increase in fee-related earnings, which were $126 million in the quarter and $464 million on a LTM basis.
In addition to the launch of Brookfield Business Partners, we are also currently raising five funds with a target of $23 billion of committed capital.

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We committed or deployed $5 billion to new investments, including a 20% economic interest in a high quality rail and port logistics business in Australia, a property portfolio in Germany, a U.S. self-storage business and a portfolio of U.S. hydroelectric assets.

Financial Results

For the periods ended September 30	Three Months Ended		Nine Months Ended		Last Twelve Months Ended
(US$ millions, except per share amounts)	2015	2014	2015	2014	2015	2014
Funds from operations1,2	$501	$564	$1,578	$1,625	$2,113	$2,655
Per Brookfield share1,2	0.48	0.55	1.52	1.59	2.05	2.65

Net income3	$845	$1,109	$3,482	$3,510	$5,181	$4,360
Per Brookfield share1	0.26	0.73	1.60	2.05	2.67	2.77
1.	Excludes amounts attributable to non-controlling interests
2.	See Basis of Presentation on page 3
3.	Consolidated basis – includes amounts attributable to non-controlling interests

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Operating Highlights

We continue to expand our listed and private funds.

Fee-bearing capital increased by $10.4 billion over the last twelve months; net inflows of $15.1 billion included $9.7 billion of new commitments to our private funds, $2.9 billion of new capital in our listed partnerships and $2.6 billion of net new mandates within our public securities portfolios. We distributed $3.0 billion to our listed and private fund partners through dividends and asset sales. We continue to earn additional fees on a higher level of fee-bearing capital, and our annualized fee base and target carried interest is now $1.4 billion.

We are moving forward with new flagship and specialized private funds. We launched an additional $10 billion of private funds during the quarter, bringing our current fundraising target to $23 billion for five funds. We have already raised $8 billion of this capital and we hope to complete our fundraising efforts over the next 12 to 24 months.

We recently announced that we intend to spin off to shareholders a portion of a listed issuer called Brookfield Business Partners (“BBP”), which will initially own the business services and industrial operations of our private equity business. We expect BBP will provide an attractive opportunity for investors and complement our publicly-traded property, renewable energy and infrastructure real asset strategies.

We announced or completed acquisitions over the last twelve months that will deploy $18 billion of capital, and continued to raise funds by selling mature assets.

During the quarter, our property group announced plans to acquire a portfolio of retail and office buildings in Berlin for €1.3 billion, made a cornerstone investment in a U.S. self-storage business, and sold a number of properties at attractive valuations including office buildings in Toronto and Shanghai. Subsequent to quarter end, we agreed to sell partial interests in a London office building and our
$8.6 billion Manhattan West office and residential development in New York to institutional investors.

Our renewable energy group agreed to acquire two U.S. hydroelectric facilities for $860 million located in the northeastern U.S. Our infrastructure group acquired a $1.2 billion initial interest in the leading Australian rail and port logistics company and is proceeding with an offer to acquire the remaining portion, as well as transportation assets in Brazil. We also sold an electrical transmission system in the northeastern U.S. to fund future growth initiatives.

We hold approximately $6 billion of liquidity across our business and an additional $8 billion of capital to invest for clients.

Operating results were favourable across virtually all our major businesses, increasing cash flows and the value of our assets.

Fee-bearing capital increased across all of our investment categories over the last twelve months, which contributed to an 18% growth in fee revenues to $229 million during the quarter. Increases in private fund commitments and capital invested over the last twelve months contributed to a 20% increase in base management fees. Fee-related earnings, which includes both fee revenues and all directly attributable costs, increased by 24% to $126 million. In addition, we realized $15 million of carried interest from the sale of assets.

Our property business generated $214 million of FFO and benefitted from the contribution from assets acquired over the last twelve months, including our investment in Canary Wharf, our UK resort property operator and a multifamily portfolio in the U.S. As well, our office and retail operations had positive same-store growth due to rent commencing on new leases in our New York office portfolio and rising lease rates in our core office and retail portfolio. We continue to sell interests in mature assets at strong valuations, and recorded $56 million of disposition gains.

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Our renewable energy business produced FFO of $48 million. Water levels continue to be well below historic averages, although we are benefitting from generation within our recently acquired facilities. We also took advantage of the lower inflows in the quarter and performed the majority of our sustaining capital and asset optimization work. We disposed of a 102 MW wind portfolio in California and two hydroelectric assets in Brazil, generating $25 million of disposition gains, enabling us to recycle capital to fund growth initiatives.

Our infrastructure group benefitted from the contribution from our newly acquired telecom infrastructure business, in addition to growth initiatives across the business which more than offset the impact of foreign currency variation. FFO from our infrastructure group increased to $71 million. Our UK distribution business generated record connections activity in our utilities operations and the majority of our transport operations benefitted from tariff growth as well as volume increases and cost savings in our rail and logistics businesses. Our infrastructure operations continue to achieve strong, predicable growth, generating a 13% increase in FFO on a same-store basis, prior to the impact of changes in foreign currency rates.

Our private equity businesses generated FFO of $125 million, including $46 million from our North American residential development business. We continue to benefit from an increase in housing sales in the U.S., offset to some degree by slower results in Canada and Brazil. Our industrial and business services operations generated $70 million of FFO, representing a 27% increase over the prior year due to FFO generated from recent acquisitions and the expansion of our construction business. We completed the sale of a forest products business in the same quarter a year ago and realized a $191 million gain at that time; no dispositions were completed in the current quarter.

Dividend Declaration

The Board declared a quarterly dividend of US$0.12 per share (representing US$0.48 per annum), payable on December 31, 2015 to shareholders of record as at the close of business on November 30, 2015. The Board declared all of the regular monthly and quarterly dividends on its preferred shares.

Information on our dividends can be found on our website under Investors/Stock and Dividend Information.

Basis of Presentation

This news release and accompanying financial statements are based on International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), unless otherwise noted and make reference to Funds From Operations (“FFO”).

We define FFO as net income attributable to shareholders prior to fair value changes, depreciation and amortization, and deferred income taxes, and include realized disposition gains that are not recorded in net income as determined under IFRS. FFO also includes the company’s share of equity accounted investments’ FFO on a fully diluted basis. FFO consists of the following components:

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FFO from Operating Activities represents the company’s share of revenues less direct costs and interest expenses; excludes realized carried interest and disposition gains, fair value changes, depreciation and amortization and deferred income taxes; and includes our proportionate share of FFO from operating activities recorded by equity accounted investments on a fully diluted basis. We present this measure as we believe it assists in describing our results and variances within FFO.

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Realized Carried Interest represents our contractual share of investment gains generated within a private fund after considering our clients minimum return requirements. Realized carried interest is determined on third party capital that is no longer subject to future investment performance.

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Realized Disposition Gains are included in FFO because we consider the purchase and sale of assets to be a normal part of the company’s business. Realized disposition gains include gains and losses recorded in net income and equity in the current period, and are adjusted to include fair value changes and revaluation surplus balances recorded in prior periods which were not included in prior period FFO.

We use FFO to assess our operating results and the value of Brookfield’s business and believe that many shareholders and analysts also find this measure of value to them.

We note that FFO, its components, and its per share equivalent are non-IFRS measures which do not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.

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We provide additional information on the determination of FFO and reconciliation between FFO and net income attributable to Brookfield shareholders in the Supplemental Information available at www.brookfield.com.

Additional Information

The Letter to Shareholders and the company’s Supplemental Information for the three months ended September 30, 2015 contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s website.

The attached statements are based primarily on information that has been extracted from our interim financial statements for three and nine months ended September 30, 2015, which have been prepared using IFRS, as issued by the IASB. The amounts have not been audited and are not subject to review by Brookfield’s external auditor.

Quarterly Earnings Call Details
Investors, analysts and other interested parties can access Brookfield Asset Management’s 2015 Third Quarter Results as well as the Shareholders’ Letter and Supplemental Information on Brookfield’s website under the Investors/Financial Reports section at www.brookfield.com.

The conference call can be accessed via webcast on November 6, 2015 at 11:00 a.m. Eastern Time at www.brookfield.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-604-638-5340, at approximately 10:50 a.m. Eastern Time. A recording of the teleconference can be accessed at 1-800-319-6413 or 1-604-638-9010 (Password 2811#).

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Brookfield Asset Management Inc. is a global alternative asset manager with approximately $225 billion in assets under management. The company has more than a 100-year history of owning and operating assets with a focus on property, renewable energy, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively. For more information, please visit our website at www.brookfield.com.

Please note that Brookfield’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investor section of its website at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfield.com or contact:

Media:	Investors:
Andrew Willis Media Tel: (416) 369-8236 Fax: (416) 363-2856 Email: andrew.willis@brookfield.com	Linda Northwood Investor Relations Tel: (416) 359-8647 Fax: (416) 363-2856 Email: linda.northwood@brookfield.com

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Forward-Looking Statements

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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CONSOLIDATED BALANCE SHEETS

Unaudited (US$ millions)	September 30 2015	December 31 2014
Assets
Cash and cash equivalents	$3,057	$3,160
Other financial assets	4,531	6,285
Accounts receivable and other	7,227	8,845
Inventory	5,289	5,620
Assets classified as held for sale	881	2,807
Equity accounted investments	20,536	14,916
Investment properties	49,062	46,083
Property, plant and equipment	37,476	34,617
Intangible assets	4,480	4,327
Goodwill	1,473	1,406
Deferred income tax assets	1,402	1,414
Total Assets	$135,414	$129,480

Liabilities and Equity
Accounts payable and other	$11,293	$10,408
Liabilities associated with assets classified as held for sale	305	1,419
Corporate borrowings	4,426	4,075
Non-recourse borrowings
Property-specific mortgages	46,428	40,364
Subsidiary borrowings	8,587	8,329
Deferred income tax liabilities	7,763	8,097
Subsidiary equity obligations	3,356	3,541
Equity
Preferred equity	3,549	3,549
Non-controlling interests in net assets	29,401	29,545
Common equity	20,306	20,153
Total Equity	53,256	53,247
Total Liabilities and Equity	$135,414	$129,480

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CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited	Three Months Ended		Nine Months Ended
For the periods ended September 30 (US$ millions, except per share amounts)	2015	2014	2015	2014

Revenues	$5,056	$4,659	$14,375	$13,670
Direct costs	(3,740)	(3,467)	(10,341)	(9,686)
	1,316	1,192	4,034	3,984
Other income and gains	133	(7)	145	190
Equity accounted income	304	350	1,174	969
	1,753	1,535	5,353	5,143
Expenses
Interest	(691)	(645)	(2,117)	(1,910)
Corporate costs	(25)	(27)	(83)	(93)
	1,037	863	3,153	3,140
Fair value changes	389	637	1,572	2,348
Depreciation and amortization	(436)	(353)	(1,265)	(1,100)
Income tax	(145)	(38)	22	(878)
Net income	$845	$1,109	$3,482	$3,510

Net income attributable to:
Brookfield shareholders	$289	$734	$1,663	$2,060
Non-controlling interests	556	375	1,819	1,450
	$845	$1,109	$3,482	$3,510

Net income per share
Diluted	$0.26	$0.73	$1.60	$2.05
Basic	0.27	0.75	1.65	2.10

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SUMMARIZED FINANCIAL RESULTS

The following financial results include non-IFRS measures. See Basis of Presentation on page 3.

	Funds from Operations1,2
Unaudited For the periods ended September 30 (US$ millions, except per share amounts)	Three Months Ended		Nine Months Ended
	2015	2014	2015	2014
FFO from operating activities	$398	$362	$1,125	$1,168
Realized carried interest3	15	–	32	3
Realized disposition gains4	88	202	421	454
Funds from operations1,2	$501	$564	$1,578	$1,625

Per share	$0.48	$0.55	$1.52	$1.59

Unaudited	Three Months Ended2		Nine Months Ended2
For the periods ended September 30 (US$ millions, except per share amounts)	2015	2014	2015	2014
FFO from operating activities	$398	$362	$1,125	$1,168
Realized carried interest3	15	–	32	3
Realized disposition gains4	20	(7)	─	88
Fair value changes	120	509	1,027	1,749
Depreciation and amortization	(188)	(162)	(567)	(513)
Income tax	(76)	32	46	(435)
Net income	$289	$734	$1,663	$2,060

Per share	$0.26	$0.73	$1.60	$2.05

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS1
Unaudited	Three Months Ended		Nine Months Ended
For the periods ended September 30 (US$ millions)	2015	2014	2015	2014
Net income prior to fair value changes, depreciation and amortization and income tax (see page 7)	$1,037	$863	$3,153	$3,140
Adjust for:
Fair value changes within equity accounted income	77	(75)	(161)	(163)
Current income taxes	(38)	(20)	(109)	(93)
Realized disposition gains not included in net income	68	209	421	366
	1,144	977	3,304	3,250
Non-controlling interest	(643)	(413)	(1,726)	(1,625)
Funds from operations1,2	$501	$564	$1,578	$1,625

Notes:
1.	Non-IFRS measure – see Basis of Presentation on page 3
2.	Excludes amounts attributable to non-controlling interests
3.	Excludes carried interest generated that is subject to future investment performance
4.	FFO includes gains recorded in net income, directly in equity as well as the realization of appraisal gains recorded in prior years

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